Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

URentMe LLC
871 Coronado Center Drive, Suite 200
Henderson, NV 89052
www.urentme.com

Up to $99,999.86 in Managed Units at $0.23
Minimum Target Amount: $9,999.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: URentMe LLC
Address: 871 Coronado Center Drive, Suite 200, Henderson, NV 89052
State of Incorporation: NV
Date Incorporated: April 26, 2017

Terms:

Equity

Offering Minimum: $9,999.94 | 43,478 shares of Managed Units
Offering Maximum: $99,999.86 | 434,782 shares of Managed Units
Type of Security Offered: Managed Units
Purchase Price of Security Offered: $0.23
Minimum Investment Amount (per investor): $460.00

Perks*

$1,000.50+ - $60.00 discount voucher to be applied to your first rental through URentMe.

$2,501.25+ - $200.00 discount voucher to be applied to your first rental through URentMe.

$ 10,005.00+ - $870.00 discount voucher to be applied to your first rental through URentMe,

plus you will have the free use of a Keystone Impact toy trailer for 7 days.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

URentMe LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 1,000 Managed Units at $0.23 / unit, you will receive 1,100 Managed, meaning you'll own 1,100 units for $230. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription

agreement.

The Company and its Business

Company Overview

Founded in 2016, URentMe.com is a peer-to-peer online rental marketplace for recreation vehicles, PowerSports and motorized watercraft. URentMe.com is building a community of outdoor enthusiasts, providing a platform for owners to subsidize the cost of ownership and for renters to enjoy outdoor adventures economically. With more than two hundred RV and PowerSport listings on the website, URentMe.com provides an easy-to-use platform for renting recreation vehicles and unlocking outdoor adventure. URentMe.com is free for owners to list their inventory and provides general liability insurance and roadside assistance benefits.

Competitors and Industry

URentMe provides full comprehensive insurance covering both renters and owners up to $1M and our closed loop payment system provides ease of mind for both renters and owners. The platform is free for renters and URentMe's owner transactional fee is 20-30% less than similar marketplaces, which are typically limited to a single product. The main competitors we see, e.g. Outdoorsy , RV Share & Boatsetter, limit their offer to a single item type, RV or boat.

Current Stage and Roadmap

A start-up with early-stage growth, URentMe has a total addressable market estimated at $50 Billion (source - TechCrunch). The marketplace is appealing to both outdoor enthusiasts and Millennials who, we believe, embrace a no-ownership mentality. With hundreds of listings currently on the site, URentMe is transacting rentals regionally today and is looking to scale nationally in the next year.

The Team

Managers

Name: Anthony Horovitz

Anthony Horovitz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: December 01, 2016 - Present
  Responsibilities: Development of concept & overall direction

- **Position:** Chief Operating Officer
  Dates of Service: December 01, 2016 - Present

Responsibilities: Operations, IT, Sales & Marketing

- **Position:** Manager
  Dates of Service: December 01, 2016 - Present
  Responsibilities: To manage Company on day-to-day basis, to achieve growth & other goals

Name: Christopher Bantoft

Christopher Bantoft's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Sales, Administration & Finance

- **Position:** Manager
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Manages Company on day-to-day basis to achieve growth and goals

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Managed Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Managed Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the managed units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the managed units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the managed units you receive. More importantly, there is no established market for these managed units and there may never be one. As a result, if you decide to sell these managed units in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Managed Units in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more managed units may require bringing on additional investors. Securing these additional investors could require pricing our managed unit below its current price. If so, your investment could lose value as a

result of this additional dilution. In addition, even if the managed unit is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in debt or other financing in the future, which may reduce the value of your investment in the Managed Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred managed units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred managed units could be more advantageous to those investors than to the holders of Managed Units. In addition, if we need to raise more equity capital from the sale of Managed Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per managed unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online rental. Our revenues are therefore dependent upon the market for online rental.

Minority Holder; Securities with Voting Rights

You will be part of the minority managed unit holders of the Company with voting rights and therefore will have a limited ability to influence management's decisions

on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying membership units with voting rights as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough managed units in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the managed units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than up to now. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
URentMe was formed on April 26th, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. URentMe has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that URentMe is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will

ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the protections unenforceable through some other mechanism. If competitors are able to bypass our trademark and data protection without obtaining a sub-license, it is likely that the Company's value will be adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademark is deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including IT development, customer support, accounting, legal work, public relations, advertising and insurance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access key data of our customers that utilize our platform. Further, any significant disruption in service on URentMe or in its computer systems could reduce the attractiveness of the platform and result in a loss of those interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on

URentMe could harm our reputation and materially negatively impact our financial condition and business.

Our revenue projections reflect our ability to offer insurance
It is possible that insurers have a change in direction and discontinue certain coverage. This might affect the appeal of the service and adversely affect revenue.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Members and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Anthony Horovitz	6,600,000	Managed units	66.0
Christopher Bantoft	3,300,000	Managed units	33.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 434,782 of Managed Units.

Managed Units

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Voting power in relation to managed unit ownership percentage per the terms of the Operating Agreement.

Material Rights

Distribution Rights: Investors have the right to distributions after determination of profit in accordance with their percentage ownership of managed units and with the terms of the Operating Agreement. Rights of First Refusal: If a member desires to sell, transfer or otherwise dispose of all or part of their interest, the Member shall first offer such interest to other Members before making an offer to any other person, corporation or entity, in accordance with the terms of the Operating Agreement. Liquidation & Dissolution Rights. In the event of liquidation, dissolution, or winding up, holders of Managed Units are entitled to share in assets remaining after payment of all liabilities in accordance with their percentage ownership of managed units and the terms of the Operating Agreement. K-1's. The Company will distribute K-1's to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a minority holder

As a minority holder of Managed Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of managed units, company repurchase of managed units, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited

influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional managed units. In other words, when the company issues more managed units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of managed units outstanding could result from a subsequent offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options.
If the company decides to issue more managed units, an investor could experience value dilution, with each managed unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: IT Development & Marketing
  Date: September 30, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
We have the next 6 months funded through cash-on-hand. It is expected that revenue will be generated in Q4 2018. If needed, Founders and Friends and Family may inject more funds into the business via loans or in exchange for Managed Units.

Foreseeable major expenses based on projections:
Our major expense going forward will be Marketing, to build customers and inventory (about 80%). Other main expense items are IT, Insurance and Customer Support.

Future operational challenges:
Our service is up and running, robust and easy-to-use. Challenges are to insure the system will scale, that we continue to have reliable outsourced IT support, and Marketing activities are cost effective in attracting new customers and inventory.

Future challenges related to capital resources:
Our business does not require a lot of capital expenditure, being Internet based. We expect to raise further funds but are limiting this round, expectant that we will increase revenue and valuation, and therefore have lower dilution.

Future milestones and events:
An initial successful money raise via Start Engine will allow us to invest in Marketing and grow our user base to secure rental commissions at or about breakeven. The market opportunity is, however, much larger and we should require further investment to create a much larger, profitable and more valuable Company. Once the rental model is proven, further products can be added.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Currently, we have about $25,000 cash on hand. We have not requested credit facilities, but do have some personal funding options available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

URentMe will survive without funding from this campaign, however the campaign will very considerably accelerate our growth and enhance our prospects for success. As previous, we can access additional funds from other sources, if required.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Funds raised through the campaign will be about 75% of cash on hand. The Company would continue without the funding but Marketing spend would likely be less and growth slower.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
We have lowered our 'burn rate' or monthly expenses to around $5,000. With $10,000 incoming from the minimum amount plus cash on hand, we would operate for about seven months. However, this assumes no other efforts to raise capital, which would clearly not be the case.

How long will you be able to operate the company if you raise your maximum funding goal?
This largely depends on the level of revenue generation. Minimum likely to be 12 months, but we would be seeking additional funds and doing all to make sure growth and therefore new revenue is maximized.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
When URentMe is generating regular revenue, there are indications that the financial markets will offer further funding and we could apply for credit facilities. We do not foresee difficulty in further raises, including through Start Engine.

Indebtedness

- **Creditor:** Bantoft Family Trust of 2009
  Amount Owed: $70,994.70
  Interest Rate: 12.0%
  Maturity Date: July 18, 2020
  Principal and accrued interest may convert to Managed Units at Fair Market Value

Related Party Transactions

- **Name of Entity:** Bantoft Family Trust of 2009
  Names of 20% owners: Chris & Yvonne Bantoft

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Bantoft Family Trust, of which Co-Founder Chris Bantoft is a Trustee, extended loans to the Company, for $70,994.70, as previously described.
Material Terms: As before, $70,994.70 loaned at 12.2%, with maturity at July 18th 2020. Principal and interest may convert to Managed Units.

Valuation

Pre-Money Valuation: $2,300,000.00

Valuation Details: Valuation Rationale: Pre-Money valuation is $2.3M assuming exit event in year 5. Year 5 revenue forecast $7M (rounded), revenue multiple 3.5 (recent revenue multiples in similar businesses 3x to 7x). Desired IRR for investors 40%. Estimated valuation at 5-year exit point $24.5M leading to estimated valuation in today's terms $3.9M (factoring in IRR and dilutions). Fund raising target in period $500K- $1M. Hence, pre-money valuation (with $1M raise) estimated at $2.9M. This is revised down to a $2.3M actual pre-money valuation in our Start Engine offering, with investors thereby getting a healthy discount of 22%. (Note: Revenue used in valuation is more conservative than forecast)

Use of Proceeds

If we raise the Target Offering Amount of $9,999.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  94.0%
  Funds will be used for Internet/ Social Networks marketing to attract new users and, in particular, vehicle owners to build inventory for rent. Initial marketing will be done on a regional basis, to include California, Nevada and Arizona.

If we raise the over allotment amount of $99,999.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  80.0%
  Marketing activities will be targeted to maximize user growth and customer satisfaction. Activities will include Internet & social networks advertising and promotion, events attendance, press relations, blogs, etc. We will focus activities regionally and increase our spread according to results.

- *Operations*
  10.0%
  IT systems will likely need regular upgrades and scaling to higher demands. We will need high quality user support to satisfy users and secure repeat business.

- *Working Capital*
  4.0%
  In a relatively new business we need to insure we have funds to meet all needs and retain some security for any unforeseen event, or if we require additional resource.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.urentme.com (In the 'About Us' section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/urentme

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR URentMe LLC

[See attached]

I, Chris Bantoft, The Chief Executive Officer of URentMe LLC, hereby certify that the financial statements of URentMe LLC and notes thereto for the period ending December 31st, 2017, included in this Form C offering statement are true and complete in all material respects.

The Company did not file a tax return for 2017 as there was no income/ revenue.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the 21st day of September, 2018.

Chris Bantoft
Chief Executive Officer, URentMe LLC

September 21st, 2018

URentMe LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
December 31, 2017

URentMe LLC

Index to Financial Statements
(unaudited)

URentMe
Balance Sheet
As of December 31, 2017

	Dec 31, 2017
ASSETS	
Current Assets	
Checking/Savings	
Bank of America Checking	7,750.37
Bank of America Savings	54,671.69
Total Checking/Savings	62,422.06
Total Current Assets	62,422.06
Fixed Assets	
Promotional Vehicles	4,810.00
Accumulated Depreciation	-120.00
Total Fixed Assets	4,690.00
TOTAL ASSETS	**67,112.06**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Officer' Loans - Bantoft Family	70,994.70
Accrued Loan Interest	4,124.49
Total Long Term Liabilities	75,119.19
Total Liabilities	75,119.19
Equity	
Capital Stock	100,000.00
Net Income	-108,007.13
Total Equity	-8,007.13
TOTAL LIABILITIES & EQUITY	**67,112.06**

URentMe

Profit & Loss
January through December 2017

Accrual Basis   <u>Jan – Dec, 17</u>

Ordinary Income/ Expense

Expense	
Administrative & General Exp.	7,188.24
Depreciation Expense	120.00
Facilities & Communications	4,309.92
Insurance Expense	2,943.50
Interest Expense	4,124.49
IT Development	30,472.87
Marketing	<u>58,848.11</u>
Total Expense	<u>108,007.13</u>
Net Ordinary Income	<u>-108,007.13</u>
Net Income	**<u>-108,007.13</u>**

URentMe

Statement of Cash Flows
January through December 2017

	Jan-Dec 2017
OPERATING ACTIVITIES	
Net Income	-108,007.13
Net Cash provided by Operating Activities	-108,007.13
INVESTING ACTIVITIES	
Promotional Vehicle	-4,810.00
Accumulated Depreciation	120.00
Net Cash provided by Investing Activities	-4,690.00
FINANCING ACTIVITIES	
Officer' Loans – Bantoft Family	70,994.70
Accrued Loan Interest	4,124.49
Capital Stock	100,000.00
Net Cash provided by Financing Activities	175,119.19
Net Cash increase for period	62,422.06
Cash at end of period	**62,4522.06**

NOTE 1 – NATURE OF OPERATIONS

URentMe LLc was formed on April 26th 2017 in the State of Nevada. The financial statements of URentMe LLC (which may be referred to as the "Company", "we", "us" or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Henderson, Nevada.

The Company provides an online marketplace, via our website and App on iOS and Android devices, for owners to list multiple types of recreational vehicles for rent, and for renters to search for the vehicle of their choice by type, location, time period and rate. The benefit to the owner is rental income to at least offset costs of ownership and for the renter to enjoy luxury 'toys' that they would not normally afford.

Listing by an owner and browsing by a renter is free. URentMe derives revenue through commission paid by an owner on rentals booked through the URentMe platform.

URentMe provides general liability insurance to all users and vehicle insurance to the owner.

The service is initially being marketed regionally in the West with plans for it to be available nationwide.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of accompanying financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Fixed assets are recorded at cost. Maintenance and repair costs are charged to expense as incurred.

The Company will recognize revenue from rental commission when (a) the owner and renter have an agreement; (b) the full rent has been paid by the renter to URentMe; (c) the vehicle has been picked up; (d) it is determined there is no refund or adjustment.

The Company will be taxed as an S-Corporation. Under these provisions, The Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal revenue Service or state regulatory agencies.

The Company maintains its cash with a major US Bank.

NOTE 3 - DEBT

Three loans to the Company by the Bantoft Family Trust of 2009 are under the terms of Convertible Promissory Notes, whereby the principal plus agreed interest should be paid at the end of 36 months, or the amount may be converted into Managed Units of the Company at Fair Market Value, as determined by an independent valuation.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are not involved with or know of any pending or threatening litigation against the Company or any of its Officers.

NOTE 5 – MEMBERS' EQUITY

There is only one class of Membership Unit. Through 2017 the Company 10,000,000 Units were allocated 2/3'rds to Founder, Anthony Horovitz, and 1/3'rd to CEO, Chris Bantoft. In October 2017, 100,000 Units were exchanged for cash to meet working capital requirements. Ownership changed further in September 2017 when Kevin De Vincenzi joined as a Member of the Company. Current allocation of Membership Units is: Anthony Horovitz 5,600,000, Chris Bantoft 2,800,000, Kevin De Vincenzi 1,500,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

As noted above, the only related party transactions are the loans to the Company by the Bantoft Family Trust of 2009.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31st 2017 through September 21st 2018. There have been no other events or transactions during that time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine What's New Discover Investments Raise Capital Launch an ICO NEW Sign In

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'Outdoors Unlocked'
PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $100K goal

URentMe

Peer-to-peer Marketplace

Small OPO Henderson, NV
Travel/Tourism
US Investors Only

Overview Team Terms Updates Comments Share

A Peer-to-Peer Marketplace for Your Perfect Outdoor Adventure

Invest in **URentMe.com**

URentMe.com is a peer-to-peer online rental marketplace for Powersports of all types, and RV's, Trailers, and motorized watercraft. URentMe.com is building a community of outdoor enthusiasts, providing a platform for owners to subsidize the cost of ownership and for renters to enjoy outdoor adventures economically and with broader choices.

About URentMe's Founder, Anthony Horovitz explains:

For over 30 years, I have been an avid outdoor enthusiast, spending my weekends camping in my RV, racing Powersports and enjoying water life in boats and jet skis. The experience is an adventure and thrilling!



Camping Life







As I began to talk to others who enjoy this outdoor lifestyle I realized there were many owners who were eager to make money on their investments and many enthusiasts who wanted to enjoy the lifestyle without the cost of ownership. This got me thinking about the **Airbnb** business model and I thought, if people today share their homes, then why not their own Powersports?

Anthony has worked day and night and has dedicated his life tirelessly to develop URentMe.com as a fully operational, robust and easy-to-use online platform, with fully comprehensive insurance, a closed-loop escrow based payment system and roadside assistance benefits for both owners and renters. We are a fully operating business today with rental transactions growing exponentially by the day. Our goal now is to grow our onsite listings and the awareness of URentMe which will, in turn, create higher revenue and this is why we need your investment!

We believe there are over 20 million registered RV's and over 45 million existing Powersports in the USA (this will grow as time progresses) and research suggests that most recreational vehicles and Powersports are used by owners for only 21 days a year or less. This leaves a great deal of time available to earn an income on underperforming assets. "Thus URentMe.com is the solution"

- Anthony Horovitz, COO, Founder.

The Offering

Equity

Offering Minimum: $9,999.94 | 43,478 shares of Managed Units
Offering Maximum: $99,999.86 | 434,782 shares of Managed Units
Type of Security Offered: Managed Units
Price of Security Offered: $0.23
Minimum Investment Amount (per investor): $460.00

Perks*

$1,000.50+ - $60.00 discount voucher to be applied to your first rental through URentMe.
$2,501.25+ - $200.00 discount voucher to be applied to your first rental through URentMe.
$ 10,005.00+ - $870.00 discount voucher to be applied to your first rental through URentMe, plus you will have the free use of a Keystone Impact toy trailer for 7 days.
All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

URentMe LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine CrowdfundingInc. shareholders who invested over $1,000 in the StartEngine Reg A offering which

closed earlier this year.StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase.For example, if you buy 1,000 Managed Units at $0.23 / unit, you will receive 1,100Managed, meaning you'll own 1,100 units for $230. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc.investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

URentMe.com: "No Roads, No Limits".

URentMe aims to be the USA's #1 simple-to-use Peer-to-Peer Marketplace for RV's, Powersports and powered Watercraft. We believe we are the ONLY existing online platform that offers full comprehensive insurance on all Powersports and RV's. At URentMe we provide additional peace of mind

to owners by running Motor Vehicle checks on all prospective renters. URentMe is providing owners with earnings to at least offset their costs and earn additional income and renters with the opportunity to enjoy items they would not normally have access to.







$332
per day
Humberto
2018 RZR XP 1000
230 miles

$132
per day
Casey
2006 Kawasaki KFX 700
738 miles

What We Have Accomplished So Far

For URentMe to turn the proven concept into reality, steps were taken to secure a team of dedicated individuals, and to raise investment. Hard work and sheer determination are what is the foundation of this company. This enabled URentMe the ability to create a robust website and mobile app, digital marketing, and appoint a Coder.

$185.00
per day
2015 26' Coachmen Leprechaun 260QB - Class C Motorhome - $185
$189.00
per day
28' Thor, Four Winds, Motorhome - CLASS C - $189
$225.00
per day
$225 / 1br - Rent My 34' RV Parked at Newport Beach Water Front Resort
$130.00
per day
$130 / 1br - 22ft.sq. - motorhome for rent
$199.00
per day
54' SeaRay Sundancer Boat Rental – $199 / night
$880.00
per day
Boat Rental V8 496 8.1 HO 425 hp 26 foot Cobalt –
$55.00
per day
24' Party Barge Pontoon Rental – $55 / hour
$400.00
per day
Magic Powerboat

All were accomplished in 2017 but a lot more research and development were required to simplify initial models, build a secure custom payment system, gain a suitable and reliable general liability and comprehensive insurance coverage for all verticals, and have a mobile app available on both iOS and Android devices. We have the ability to scale based on need and direction in the market. The development is ongoing. At present we have a fully functional system that is transacting rentals with exponential growth.



Our Products



URentMe
Home
Insurance
Dealers
Payments
How It Works
Events
+ Sign Up
Log in
Submit Free Listing
Search For Your Perfect Outdoor Adventure
Search By Item Or Description
Search

RV's | Boats | ATV's/UTV's | Motorcycles & More!

Rent And List RV's, Boats, ATV's, Motorcycles & More!

How It Works

* To list an RV or Powersports for rent, or to rent a vehicle, you first sign up.
* After registration the owner can simply list his items free of charge, providing descriptions, photographs, location details, available dates and rental rates.
* The items for rent are posted on the website and mobile app.
* The renter selects his 'toy' of choice and completes the Booking Form.
* If the vehicle is available, the amount of rental, including insurance, roadside assistance, and security deposit is confirmed, with space to provide some personal details to the owner.
* The owner contacts the renter to establish rapport and discuss all details through our secure instant messaging system
* The renter pays URentMe the full invoice amount to confirm his reservation.
* URentMe holds full payment in an escrow account until the renter has picked up the vehicle for rent and signed the Acceptance Form and Rental Contract.


URentMe


URentMe

* The renter picks up the vehicle and a copy of the signed forms are sent to URentMe, who will release the rental payment due to the owner. This payment will exclude insurance, roadside assistance, and URentMe's fee, typically 25% of the net rental.
* On the return of the vehicle, the renter and the owner will together complete the Return Form, noting any damage and estimated repair costs and agreeing on any add-on fees.
* The security deposit, less any agreed repair costs and add-on fees, (if applicable) will be paid back to the renter.
* Should damage exceed the total security deposit and insurance deductible, then a claim is filed with the insurance company.
* Both the owner and the renter complete a review/ evaluation of their rental experience, to enable URentMe to continually improve the level of service experience and satisfaction.


Rent Worry Free
Find Out More
DOWNLOAD
THE APP
App Store
Google play

Unique Selling Points

* We believe we are the <u>ONLY</u> online marketplace featuring the range of recreational vehicles: RV's, boats, jet ski's, motorcycles, dirt bikes, ATV's, UTV's and Snowmobiles.
* Many owners have more than one vehicle type: URentMe

Mobile App, IOS and Android



URentMe



offers them the single source site listing opportunity.

* Currently we see no other site for an off-road vehicle owner to list for rent, outside of Craig's List, where the risks are higher with no accountability.

* Many of our users have favorably reviewed our website and mobile app.

* We offer general liability and comprehensive vehicle insurance for all vehicle types: we can find no one else that does this today.

* Our rental and commission rates are generally lower than the competition.

* Our service is free to owners and renters until an actual rental takes place.

* Our secure escrow-based payment system, review of users and their evaluation of each other at the rental period end, insurance, and roadside assistance promotes peace of mind.

*URentMe partners with Transunion to provide a Drivers License and Motor Vehicle check to promote a safe transaction.



Our Market Opportunity

Company Financial Expectations

URentMe's revenue is the aggregate of commissions earned at 25% of net rental payments. This percentage rate is 5% or lower than the established online RV and boat rental companies. The only above-the-line expense, before Gross Margin, is the cost of payment/ credit card processing at 3%, leaving Gross Margin high at 97%. We will be able to contain Company expenses at a modest level, given the business transactions are electronic. The major line item



expense is Marketing which will be adjustable according to our rate of growth. We will spend 80% of the Start Engine raise on Marketing, with the balance being allocated to further IT development of the platform and associated electronic systems.



Marketing

During 2017-18 we have trialed different types of marketing campaigns, on a regional basis, to establish the most effective ways to generate new listings and revenue flow.

The more productive activities have been utilizing Craigslist, Facebook/ Instagram/ Google/ YouTube advertising, email to owners advertising rentals through other media and attendance at events. For example, face-to-face meetings with riders and potential users at Glamis Sand Dunes and all other outdoor recreational areas and meeting current rental companies and dealerships. We are rapidly growing our user base and current inventory. As such, we also have been approached by companies with interest to form a Strategic Partnership with URentMe. The snowball effect is in force: as we gain more satisfied owners and renters, the word is spreading and referrals are a key contributor to growth.

What Makes Our Team Special

Powersports Expo Las Vegas 2018, Founder Anthony Horovitz



Our Founder and visionary, Anthony Horovitz, has a very in-depth knowledge of RV's and Powersports as an owner and frequent user. He is highly committed and dedicated to the success of URentMe and commits all of his time to the Company's growth. His business experience extends across a number of fields and he is able to put this to good use, especially in IT, sales and marketing.

Chris Bantoft has lived and worked in 4 continents and has operated at C level in 8 different industries. Much of his career has been spent in growing start-ups and young companies into profitable units to go public or be acquired. Chris is a firm believer in excellent service delivery and in URentMe, with determination to make this Company large and the leader in its field.

Bruce has teamed up with URentMe with a strong desire to help build a powersports sharing marketplace. After graduating with a Bachelor's degree in Computer Science,

Chris Bantoft, Exec VP, Co-Founder with his Grizzly Friend!



2018 Las Vegas Powersports Expo


ROLLICK
YOU SELL FUN. WE SELL YOU.

Bruce was employed in various Enterprise Resource Planning (ERP) management roles with notable accomplishments in eCommerce development and systems implementations.




URentMe.com

Invest in URentMe.com!

URentMe's business model and the platform have, we believe, been widely applauded. The prerequisite to success



believe, been widely applauded. The prerequisite to success is to have more inventory on our platform. And, the key to our doing this is to have marketing dollars. The total of this raise via Start Engine at about $100,000 does not, of course, provide us with adequate dollars to make URentMe a multi-million dollar Company, but we believe it will kick-start our growth and sales, most of which we can put directly back into marketing and further growth. In our view, URentMe's success will grow as the trend towards sharing, rather than ownership, gathers pace.



"It's like VRBO for RV's, Boats, ATV's and more. Easy way to make money."
Todd S. - California
URentMe

Invest in URentMe today!



Concept developed
Founder Anthony Horovitz developed and tested the concept
April 2016
URentMe
Name secured & registered
September 2016
Team
Chris Bantoft joined the URentMe team
December 2016
IT Development
Development/IT appointed, Fully custom robust website
January 2017
URentMe LLC
Company registered in Nevada
April 2017
Website
First version launched
July 2017
Mobile App
Approved and available through the Apple Store & Google Play
August 2017
Marketing
User Adoption Campaign Started
September 2017
Insurance
We are able to offer general liability & full comprehensive insurance to all users
March 2018
Advisors
Experienced Advisor team recruited
May 2018
Roadside Assistance
Partnership with Coach-Net announced for assistance to all road vehicle Renters
August 2018
Launched on StartEngine
Now YOU can own part of our compan
December 201





















In the Press

   



SHOW MORE

Meet Our Team

 

Anthony Horovitz

Chief Operating Officer, Founder,Manager

As founder and chief operating officer, Anthony Horovitz brings an unparalleled entrepreneurial spirit and enthusiasm to URentMe. A visionary with passion for recreation and the outdoors, Horovitz saw an opportunity to make a simple and cost-effective way for people to experience an outdoor lifestyle and for owners of recreational equipment to subsidize the cost of ownership. From this idea, Horovitz founded URentMe in 2016 and uses his 25 years of career experience across multiple industries, and practiced discipline as a second-degree black belt in Brazilian Jujitsu, to accelerate the company.

 

Chris Bantoft

Executive Vice President, Co-Founder, Manager

Chris comes to URentMe with a wealth of knowledge and experience. He has worked in senior executive leadership roles within large multinational companies for more than 30 years. Twice responsible for start-up operations in Europe, he recruited 400 new employees and developed high performing national teams from a zero base and built effective multi-channel distribution. His personal revenue responsibilities have exceeded 1.5 billion dollars.





Ratan Agrawal

Advisor

Ratan Agarwal is an accomplished Senior Executive, Consultant, and Board Member with 20+ years of success in the Information Technology & networking, IoT, Cloud/SaaS, Services, healthcare, and auto industries. Leveraging extensive experience with innovation, business incubation, scaling & transformation, Ratan is a valuable asset for guidance on driving top-line growth and sustained bottom-line improvements. Ratan is part of several incubators and accelerators in NYC metro area, along with investing, advising and consulting with early-stage companies. Previously, as President/COO at 4.0 Analytics, Ratan led incubation to launch of a pioneering predictive maintenance solution for connected vehicles. During 16 years tenure at Cisco, Ratan developed, launched and managed global sales and marketing programs driving $640M in sales. He impacted services portfolio pricing, optimization & investments, global operational management & transformation for the $3B+ professional services business. Ratan holds a Master of Business Administration from The Wharton School; a Master of Technology in Structural Engineering from the Indian Institute of Technology.



Brooke Gabbert

Advisor

Brooke Gabbert is an accomplished senior executive and consultant with more than two decades of experience in marketing and communications. Throughout her executive career, Brooke has held leadership positions at HomeAdvisor, Six Flags, The Denver Public Library, and Rural/Metro Corporation. In 2018, Brooke founded PennStreet Communications, a strategic marketing communications firm, specializing in branding, public relations, crisis communications, reputation management, and marketing strategy. She holds a Master's degree in public relations and advertising from DePaul University.



Gerry Ogris

Advisor

On graduating from Rensselaer Polytechnic Institute (New York) Gerry started his career with an Austrian company selling heavy equipment accessories into the mining, logging and construction industries. He grew the New Jersey subsidiary into a multimillion dollar business. His interest in software and knowledge of the equipment dealer distribution business led him to a partnership in a Rhode Island company providing dealer management software solutions to motorcycle, boat, ATV and recreational vehicle dealerships. He earned an MBA from Pace University in New York City. In 1990 Gerry moved to Reynolds and Reynolds (Ohio based automotive dealership software), and for 17 years increased his sales management responsibility. He then moved to Dealertrack (New York). There, he created the sales operations team and ran inside sales teams. After 9 years rising to VP level, and acquiring software companies, his teams were generating 75% of new dealer software business.. At close to a billion dollars in annual revenue, DealerTrack was acquired by Cox Automotive. Gerry now owns a commercial building maintenance company in Salt Lake City, Utah and advises equity investment companies on automotive dealership software developments.



Doug Clayton

Advisor

Growth Hacker and Technologist. Doug has been involved in Technology since he was 9 years old with his Tandy Color computer. From the early years of internet building out pages on Prodigy and working on the earliest text based websites to the modern frameworks in use today with cloud computing, Doug has kept the pulse of current and future trends. He runs Greyraven, LLC which is a data mining and application development firm specializing in enterprise applications and growth management. He is a father of two "startups", advanced skier having lived seven years in Vail and finds joy in the backcountry with his laptop always nearby.



Bruce Butler

Bruce Butler
General Sales Manager,
Midwest

Bruce has teamed up with URentMe with a strong desire to help build a powersports sharing marketplace. After graduating with a Bachelor's degree in Computer Science, Bruce was employed in various Enterprise Resource Planning (ERP) management roles with notable accomplishments in eCommerce development and systems implementations. In 2011, he obtained his MBA from the University of Wisconsin. Soon after he moved into a Director of Operations role where he leveraged ERP experience in efforts to implement lean practices, quality systems, and streamline operations. The company he was working for was purchased by a multinational corporation. As a result of the transition, he moved into the role of Chief Financial Officer where he oversaw financial operations between the organizations. He enjoys powersports and outdoor activities, hiking, spending time with his family, volunteering with the local Kiwanis group, and playing music.

Offering Summary

Company	:	URentMe LLC
Corporate Address	:	871 Coronado Center Drive, Suite 200, Henderson, NV 89052
Offering Minimum	:	$9,999.94
Offering Maximum	:	$99,999.86
Minimum Investment Amount (per investor)	:	$460.00

Terms

Offering Type	:	Equity
Security Name	:	Managed Units
Minimum Number of Shares Offered	:	43,478

Maximum Number of Shares Offered : 434,782

Price per Share : $0.23

Pre-Money Valuation : $2,300,000.00

Perks*

$1,000.50+ - $60.00 discount voucher to be applied to your first rental through URentMe.

$2,501.25+ - $200.00 discount voucher to be applied to your first rental through URentMe.

$ 10,005.00+ - $870.00 discount voucher to be applied to your first rental through URentMe,

plus you will have the free use of a Keystone Impact toy trailer for 7 days.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

URentMe LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 1,000 Managed Units at $0.23 / unit, you will receive 1,100 Managed, meaning you'll own 1,100 units for $230. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

?

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm an outdoors guy. I'm a travel lover. Pretty much any chance I get I'm on the water or on the road—yeah, my boat and RV are my life [laughs].

It kills me when I have to put them in storage. URentMe.com lets me rent out my Powersports and RVs, and make—money—that helps in upkeep costs when they're in storage.

They handle everything from beginning to end of the transaction. All you have to do is create an account, create a listing, and rent it out—it's that easy!

Every transaction, every payment is secure, and they feature reviews on all members—so, I can choose who I rent to.

Oh, and URentMe provides complete comprehensive insurance on all my qualified listings. It's never been easier for me to find vetted renters and earn cash on my recreational vehicles than with URentMe.com!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
URentMe LLC

This Multi-member LLC Operating Agreement represents URentMe LLC that was formed in the State of Nevada on April 26th 2017, hereinafter known as the "Company".

There are a total of Two (2) Managing Members in the Company known as:

Anthony Horovitz, Trustee of the Horovitz Family Trust, dated December 9, 2009, of 871 Coronado Center Drive, Suite 200, Henderson, Nevada, 89052 and having 6,600,000 Managed Units.

Christopher Bantoft, Trustee of the Bantoft Family Trust of 2009, dated September 10, 2009, of 871 Coronado Center Drive, Suite 200, Henderson, Nevada, 89052 and having 3,300,000 Managed Units.

hereinafter known as the "Members".

WHEREAS the Members desire to create a limited liability company under the laws of the State of Nevada and set forth the terms herein of the Company's operation and the relationship between Members.

The company will be Manager Managed; Managers will be elected by the Members annually.

THEREFORE, in consideration of the mutual covenants set forth herein and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Members and the Company agree as follows:

1. Name and Principal Place of Business

The name of the Company is URentMe LLC with a principal place of business at 871 Coronado Center Drive , Suite 200, Henderson, Nevada, 89052. The mailing address shall be the same address as the principal office location.

2. Registered Agent

The name of the Registered Agent is Registered Agents Inc with a registered office located at 401 RYLAND ST , STE 200-A, RENO, Nevada, 89502 for the service of process as of April 26th 2017. This may change at any time by the Company filing an amendment with the Secretary of State, or respective office, in the State of Nevada.

3. Formation

The Company was formed on April 26th 2017, when the Members filed the Articles of Organization with the office of the Secretary of State pursuant to the statutes governing limited liability companies in the State of Nevada (the "Statutes").

4. Purpose

The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Members in their discretion shall determine.

5. Term

The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

6. Members' Capital Contributions

Contributions to the Company shall be made by following: two (2) Members:

 Anthony Horovitz shall be contributing $0;

 Chris Bantoft shall be contributing $0.

Hereinafter known as the "Contributors".

The Contributors shall have no right to withdraw or reduce their contributions to the capital of the Company until the Company has been terminated unless otherwise set forth herein. The Contributors shall have no right to demand and receive any distribution from the Company in any form other than cash and Members shall not be entitled to interest on their capital contributions to the Company.

The liability of the Contributors for the losses, debts, liabilities and obligations of the Company shall be limited to the amount of the capital contribution plus any distributions paid to such Contributors individually, such as the Contributor's share of any undistributed assets of the Company; and (only to the extent as might be required by applicable law) any amounts previously distributed to such Contributors by the Company.

7. Distributions

For purposes of this Agreement "net profits" and "net losses" mean the profits or losses of the Company resulting from the conduct of the Company's business, after all expenses, including depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.

The term "Cash Receipts" shall mean all Cash Receipts of the Company from whatever source derived, including without limitation capital contributions made by the Members; the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.

The term "Capital Transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds are attributable to capital.

The "Capital Account" for each Member shall mean the account created and maintained for the Member in accordance with Section 704(b) of the Internal Revenue Code and Treasury Regulation Section 1.704-1(b)(2)(iv).

The term "Members' Percentage Interests" shall mean the percentages set forth with the name of each Member.

During each quarterly period the net profits and net losses of the Company (other than from Capital Transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests. The net profits of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Members in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Members in proportion to the Members' Percentage Interests. The net losses of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to the extent that the balance in the capital accounts of any Members are in excess of their original contributions, to such Members in proportion to the excess balances until all such excess balances have been reduced to zero; then (b) to the Members in proportion to the Members' Percentage Interests.

The Cash Receipts of the Company shall be applied in the following order of priority: (a) to the payment of interest or amortization on any mortgages on the assets of the Company, amounts due on debts and liabilities of the Company other than those due to any Members, costs of the construction of the improvements to the assets of the Company and operating expenses of the Company; (b) to the payment of interest and establishment of cash reserves determined by the Members to be necessary or appropriate, including without limitation, reserves for the operation of the Company's business, construction, repairs, replacements, taxes and contingencies; and (d) to the repayment of any loans made to the Company by any Members. Thereafter, the Cash Receipts of the Company shall be distributed among the Members as hereafter provided.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts of the Company, other than from Capital Transactions, shall be allocated among the Members in proportion to the Members' Percentage Interests.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts from Capital Transactions shall be allocated in the following order or priority: (a) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account; then (b) to the Members in proportion to the Members' Percentage Interests.

Such distributions to Members will be paid subject to the minimum amount due being $100 or more. In event that the distribution due to a Member is less than $100, such distribution will be accrued by the Company to the next payment due date and paid then so long as the amount due then is in excess of $100.

It is the intention of the Members that the allocations under this Agreement shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treas. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions thereof. If Section 704 or the Regulations at any time require that limited liability company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this

Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein.

8. Books, Records and Tax Returns

The Members, or their designees, shall maintain complete and accurate records and books of the Company's transactions in accordance with generally accepted accounting principles.

The Company shall furnish each Member, within seventy-five (75) days after the end of each fiscal year, an annual report of the Company including a balance sheet, a profit and loss statement, a capital account statement; and the amount of such Member's share of the Company's income, gain, losses, deductions and other relevant items for federal income tax purposes.

The Members intend that the Company shall be taxed as a S-Corporation in accordance with the provisions of the Internal Revenue Code. The Company shall prepare all Federal, State and local income tax and information returns for the Company and shall cause such tax and information returns to be timely filed. Within seventy-five (75) days after the end of each fiscal year, the Company shall forward to each person who was a Member during the preceding fiscal year a true copy of the Company's information return filed with the Internal Revenue Service for the preceding fiscal year.
All elections required or permitted to be made by the Company under the Internal Revenue Code, and the designation of a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code for all purposes permitted or required by the Code, shall be made by the Company by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

Upon request, the Company shall furnish to each Member, a current list of the names and addresses of all of the Members of the Company, and any other persons or entities having any financial interest in the Company.

9. Bank Accounts

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Members. Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Members from time to time may designate.

10. Management of the Company

The business and affairs of the Company shall be conducted and managed by the Managers elected by the Members in accordance with this Agreement and the laws of the State of Nevada.

Except as expressly provided elsewhere in this Agreement, all Manager decisions regarding the management, operation and control of the business and affairs of the Company and all determinations made in accordance with this Agreement shall be subject to a vote of over fifty percent (50%) of the Members' ownership-interest.

Notwithstanding any other provision of this Agreement, the Managers and Members shall not, without the prior authorization of over fifty percent (50%) of the Members' ownership-interest in favor to sell, exchange, lease, assign or otherwise transfer all or substantially all of the assets of the Company; sell, exchange, lease (other than space leases in the ordinary course of business), assign or transfer the Company's assets; mortgage, pledge or encumber the Company's assets other than is

expressly authorized by this Agreement; prepay, refinance, modify, extend or consolidate any existing mortgages or encumbrances; borrow money on behalf of the Company; lend any Company funds or other assets to any person; establish any reserves for working capital repairs, replacements, improvements or any other purpose; confess a Judgment against the Company; settle, compromise or release, discharge or pay any claim, demand or debt, including claims for insurance; approve a merger or consolidation of the Company with or into any other limited liability company, corporation, partnership or other entity; or change the nature or character of the business of the Company.

The Managers and Members of the Company shall receive such sums for compensation as may be determined from time to time by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

11. Meetings of Members

The annual meeting of the Members shall be held on the 1st of April (day/month) at the principal office of the Company or at such other time and place as the Members determine, for the purpose of transacting such business as may lawfully come before the meeting and for the election of Managers. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

The Members and Managers may by resolution prescribe the time and place for the holding of regular meetings and may provide that the adoption of such resolution shall constitute notice of such regular meetings.

Special meetings of the Members, for any purpose or purposes, may be called by any Members (or such other number of Members as the Members from time to time may specify).

Written or electronic notice stating the place, date, and time of the meeting, the means of electronic video screen communication or transmission, if any, and describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than sixty (60) days before the date of the meeting to each Member, by or at the direction of the Manager or the Members calling the meeting, as the case may be.

At any meeting of the Members, the presence of Members holding a majority of the Members' Percentage Interests, as determined from the books of the Company, represented in person or by proxy, shall constitute a quorum for the conduct of the general business of the Company. However, if any particular action by the Company shall require the vote or consent of some other number or percentage of Members pursuant to this Agreement, a quorum for the purpose of taking such action shall require such other number or percentage of Members. If a quorum is not present, the meeting may be adjourned from time to time without further notice, and if a quorum is present at the adjourned meeting any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less a quorum.

At all meetings of the Members, a Member may vote by proxy executed in writing by the Member or by a duly authorized attorney-in-fact of the Member. Such proxy shall be filed with the Company before or at the time of the meeting.

A Member of the Company who is present at a meeting of the Members at which action on any matter is taken shall be presumed to have assented to the action taken, unless the dissent of such Member shall be entered in the minutes of the meeting or unless such Member shall file a written

dissent to such action with the person acting as the secretary of the meeting before the meeting's adjournment. Such right to dissent shall not apply to a Member who voted in favor of such action.

Unless otherwise provided by law, any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Members entitled to vote with respect to the subject.

Members of the Company may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matters to be vote upon. Participation in a meeting pursuant to this paragraph shall constitute presence in person at such meeting.

12. Assignment of Interests

Except as otherwise provided in this Agreement, no Member or other person holding interest in the Company may assign, pledge, hypothecate, transfer or otherwise dispose of all or any part of their interest in the Company, including without limitation, the capital, profits or distributions without the vote consisting of the majority Members' ownership percentage interest in the Company.

A Member may assign all or any part of such Member's interest in the allocations and distributions of the Company to any of the following (collectively the "permitted assignees"): any person, corporation, partnership or other entity as to which the Company has permitted to the assignment of such interest in the allocations and distributions of the Company in accordance with Section 14 of this Agreement. An assignment to a permitted assignee shall only entitle the permitted assignee to the allocations and distributions to which the assigned interest is entitled, unless such permitted assignee applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

The Members agree that a Member may voluntarily withdraw from the Company only with the approval, vote, or consent consisting of the majority Members' ownership percentage interest. The withdrawing member will offer his ownership interest for purchase by the other members at an independently assessed valuation. In event that no other member desires to make this purchase, with the consent of the majority members, the withdrawing member may offer his ownership interest to an approved third party. After being removed from the Company the withdrawing Member shall be unequivocally released from any legal or financial liability that is related to the Company unless otherwise agreed upon.

An assignment, pledge, hypothecation, transfer or other disposition of all or any part of the interest of a Member in the Company or other person holding any interest in the Company in violation of the provisions hereof shall be null and void for all purposes.

No assignment, transfer or other disposition of all or any part of the interest of any Member permitted under this Agreement shall be binding upon the Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Company, has been delivered to the Company.

No assignment or other disposition of any interest of any Member may be made if such assignment or disposition, alone or when combine with other transactions, would result in the termination of the Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute. No assignment or other disposition of any interest of any Member may be made without an opinion of counsel satisfactory to the Company that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of, the applicable Federal and State securities laws. No interest in the

Company may be assigned or given to any person below the age of 21 years or to a person who has been adjudged to be insane or incompetent.

Anything herein contained to the contrary, the Company shall be entitled to treat the record holder of the interest of a Member as the absolute owner thereof, and shall incur no liability by reason of distributions made in good faith to such record holder, unless and until there has been delivered to the Company the assignment or other instrument of transfer and such other evidence as may be reasonably required by the Company to establish to the satisfaction of the Company that an interest has been assigned or transferred in accordance with this Agreement.

13. Right of First Refusal

If a Member desires to sell, transfer or otherwise dispose of all or any part of their interest in the Company, such Member (the "Selling Member") shall first offer to sell and convey such interest to the other Members of the Company before selling, transferring or otherwise disposing of such interest to any other person, corporation or other entity. Such offer shall be in writing, shall be given to every other Member, and shall set forth the interest to be sold, the purchase price to be paid, the date on which the closing is to take place (which date shall be not less than thirty nor more than sixty (60) days after the delivery of the offer), the location at which the closing is to take place, and all other material terms and conditions of the sale, transfer or other disposition.

Within fifteen (15) days after the delivery of said offer the other Members shall deliver to the Selling Member a written notice either accepting or rejecting the offer. Failure to deliver said notice within said fifteen (15) days conclusively shall be deemed a rejection of the offer. Any or all of the other Members may elect to accept the offer, and if more than one of the other Members elects to accept the offer, the interest being sold and the purchase price therefore shall be allocated among the Members so accepting the offer in proportion to their Members' Percentage Interests, unless they otherwise agree in writing.

If any or all of the other Members elect to accept the offer, then the closing of title shall be held in accordance with the offer and the Selling Member shall deliver to the other Members who have accepted the offer an assignment of the interest being sold by the Selling Member, and said other Members shall pay the purchase price prescribed in the offer.

If no other Member accepts the offer, or if the Members who have accepted such offer default in their obligations to purchase the interest, then the Selling Member, within one-hundred and twenty (120) days after the delivery of the offer, may sell such interest to any other person or entity at a purchase price which is not less than the purchase price prescribed in the offer and upon the terms and conditions which are substantially the same as the terms and conditions set forth in the offer, provided all other applicable requirements of this Agreement are complied with. An assignment of such interest to a person or entity who is not a Member of the Company shall only entitle such person or entity to the allocations and distributions to which the assigned interest is entitled, unless such person or entity applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

If the Selling Member does not sell such interest within said one-hundred and twenty (120) days, then the Selling Member may not thereafter sell such interest without again offering such interest to the other Members in accordance with this Agreement.

14. Admission of New Members

The Company may admit new Members (or transferees of any interests of existing Members) into by the purchase of another Member's ownership interest and a vote for adding the new Member consisting of the majority Members' ownership percentage interest in the Company.

As a condition to the admission of a new Member, such Member shall execute and acknowledge such instruments, in form and substance satisfactory to the Company, as the Company may deem necessary or desirable to effectuate such admission and to confirm the agreement of such Member to be bound by all of the terms, covenants and conditions of this Agreement, as the same may have been amended. Such new Member shall pay all reasonable expenses in connection with such admission, including without limitation, reasonable attorneys' fees and the cost of the preparation, filing or publication of any amendment to this Agreement or the Articles of Organization, which the Company may deem necessary or desirable in connection with such admission.

No new Member shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Company. The Company may make pro rata allocations of income, losses or expense deductions to a new Member for that portion of the tax year in which the Member was admitted in accordance with Section 706(d) of the Internal Revenue Code and regulations thereunder.

In no event shall a new Member be admitted to the Company if such admission would be in violation of applicable Federal or State securities laws or would adversely affect the treatment of the Company as a partnership for income tax purposes.

15. Sale of Company

The sale of the Company, either partially or in its entirety, shall only be approved by over fifty percent (50%) of the Members' ownership-interest. Any purchase agreement that is presented to the Company shall be reviewed by up to fifteen (15) days by the Members and put up to a vote within a seven (7) day period thereafter. At the option of any Member the vote may be delayed by up to thirty (30) days to review the details of the purchase.

If an agreement to sell the Company is approved by the Members, then all sale proceeds shall first be paid to the debt of the Company unless the Buyer is accepting some or all of the debt as part of the purchase. All remaining proceeds shall be dispersed in relation to each Member's percent ownership-interest in the Company.

16. Withdrawal Events

In the event of the death, retirement, withdrawal, expulsion, or dissolution of a Member, or an event of bankruptcy or insolvency, as hereinafter defined, with respect to a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company pursuant to the Statutes (each of the foregoing being hereinafter referred to as a "Withdrawal Event"), the Company shall terminate sixty (60) days after notice to the Members of such withdrawal Event unless the business of the Company is continued as hereinafter provided.

Notwithstanding a Withdrawal Event with respect to a Member, the Company shall not terminate, irrespective of applicable law, if within aforesaid sixty-day period the remaining Members, by the unanimous vote or consent of the Members (other than the Member who caused the Withdrawal Event), shall elect to continue the business of the Company.

In the event of a Withdrawal Event with respect to a Member, any successor in interest to such Member (including without limitation any executor, trustee, administrator, heir, committee, guardian, or other representative or successor) shall not become entitled to any rights or interests of such Member in the Company, other than the allocations and distributions to which such Member is entitled and the retention of membership units which will be offered for purchase in accordance with the preceding paragraphs herein, unless such successor in interest is admitted as a Member in accordance with this Agreement.

An "event of bankruptcy or insolvency" with respect to a Member shall occur if such Member: (1) applies for or consents to the appointment of a receiver, trustee or liquidator of all or a substantial part of their assets; or (2) makes a general assignment for the benefit of creditors; or (3) is adjudicated a bankrupt or an insolvent; or (4) files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy, insolvency, readjustment of debt or similar law or statute, or an answer admitting the material allegations of a petition filed against them in any bankruptcy, insolvency, readjustment of debt or similar proceedings; or (5) takes any action for the purpose of effecting any of the foregoing; or (6) an order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall continue unstated and in effect for thirty (30) days.

17. Dissolution and Liquidation

The Company shall terminate upon the occurrence of any of the following : (i) the election by the Members to dissolve the Company made by over fifty percent (50%) of the Members' ownership-interest; (ii) the occurrence of a Withdrawal Event with respect to a Member and the failure of the remaining Members to elect to continue the business of the Company as provided for in this Agreement above; or (iii) any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Company.

The liquidation of the Company shall be conducted and supervised by a person designated for such purposes by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests (the "Liquidating Agent"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

Promptly after the termination of the Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority: (1) to the payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Members; (2) to the payment of debts and liabilities to Members; (3) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be paid over to licensed attorney to hold in escrow for a period of two years for the purpose of payment of any liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as provided; (4) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account, in accordance with the rules and requirements of Treas. Reg. Section 1.704-1(b)(2)(ii)(b); and (5) to the Members in proportion to the Members' Percentage Interests.

The liquidation shall be complete within the period required by Treas. Reg. Section 1.704-1(b)(2)(ii)(b).

Upon compliance with the distribution plan, the Members shall no longer be Members, and the Company shall execute, acknowledge and cause to be filed any documents or instruments as may be necessary or appropriate to evidence the dissolution and termination of the Company pursuant to the Statutes.

18. Representation of Members

Each of the Members represents, warrants and agrees that the Member is acquiring the interest in the Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof; the Member, if an individual, is of legal age; if the Member is an organization, such organization is duly organized, validly existing and in good standing under the laws of its State of organization and that it has full power and authority to execute this Agreement and perform its obligations hereunder; the execution and performance of this Agreement by the Member does not conflict with, and will not result in any breach of, any law or any order, writ, injunction or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member is a party; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any State or other governmental authorities, as the same may be amended.

19. Evidencing Membership

Membership interest in the Company shall be evidenced by a Certificate of Membership issued by the Company or through the issue of uncertificated Membership Units in paperless/ book entry form. Each Membership entry shall set forth the name of the Member holding the membership interest and the Member's Percentage Interest held by the Member.

The membership interest represented is subject to, and may not be transferred except in accordance with, the provisions of the Operating Agreement of URentMe LLC dated effective as of April 26th 2017, or as may be amended from time to time, a copy of which is on file at the principal office of the Company.

20. Notices

All notices, demands, requests or other communications which any of the parties to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Company, at the principal place of business of the Company designated by the Company; and (b) if to any Member, to the address of said Member first above written, or to such other address as may be designated by said Member by notice to the Company and the other Members pursuant to this Agreement.

21. Arbitration

Any dispute, controversy or claim arising out of or in connection with this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the city in which the principal place of business of the Company is then located, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any other time or place or under any other form of arbitration mutually acceptable to the parties involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in a court of competent jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and attorneys' fees, except that in the discretion of the arbitrator

any award may include the attorney's fees of a party if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic or in bad faith.

22. Amendments

This Agreement may not be altered, amended, changed, supplemented, waived or modified in any respect or particular unless the same shall be in writing and agreed to by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests. No amendment may be made to Articles that apply to the financial interest of the Members, except by the vote or consent of all of the Members. No amendment of any provision of this Agreement relating to the voting requirements of the Members on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Members required to vote on such subject.

23. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Nevada. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities.

This Agreement, and any amendments hereto may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

Name	Managed Units	Ownership %
Anthony Horovitz COO, Founder	6,600,000	66%

Chris Bantoft Exec VP,Co-Founder	3,300,000	33%
Investor	100,000	1%
Total – Proforma Holdings	**10,000,000**	**100%**

IN WITNESS WHEREOF, the Member(s) have executed this Agreement on April 26th 2017.

The Member(s) of URentMe LLC

Anthony Horovitz,
Trustee of the Horovitz Family Trust, dated December 9, 2009

Christopher Bantoft,
Trustee of the Bantoft Family Trust of 2009, dated September 10, 2009